1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

April 9, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Alison White, Office of Insurance Products, Division of Investment Management

Re:                             Morgan Stanley Select Dimensions Investment Series (the “Fund”)

(File No. 811-07185)

Dear Ms. White:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on March 8, 2013, relating to the Special Meeting of Shareholders (the “Meeting”) of the Global Infrastructure Portfolio (the “Portfolio”), an existing series of the Fund, being held to consider and vote upon a proposal to change the Portfolio’s fundamental investment restriction regarding industry concentration.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf.  Below, we describe the changes made to the proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about April 9, 2013.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

GENERAL COMMENT TO SCHEDULE 14A

Comment 1.                           Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the definitive proxy statement filing.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC   EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris   ASIA  Beijing  Hong Kong

COMMENT TO THE PROXY STATEMENT

Comment 2.                           With regard to the Adviser’s Internet website, please specify where on the website investors should go to request the Portfolio’s annual report.  Also, as the website describes several different global infrastructure portfolios, please consider specifying where on the website investors can find more information about the particular Portfolio in which they are invested.

Response 2.                               We have revised the disclosure to make clear that in addition to requesting a copy of the Portfolio’s annual report by writing or calling the Fund, investors may also view the Portfolio’s annual report on the Adviser’s Internet website. With respect to the Staff’s comment regarding specifying where on the website investors can find more information on the Portfolio given the Adviser acts as investment adviser to several different global infrastructure portfolios, we respectfully acknowledge the Staff’s comment; however, we believe that the website clearly indentifies this particular Portfolio (from other global infrastructure portfolios advised by the Adviser) by listing such Portfolio under the name of the Fund on the “Insurance Trusts” tab of the “Fund Documents” section of the website.

COMMENT TO THE PROXY CARD

Comment 3.                           Please bold the statement on the proxy voting card that if no direction is made, the votes attributable to this voting card will be voted for the proposal.  Please refer to Rule 14a-4(b)(1) of the Securities Exchange Act of 1934.

Response 3.                               The proxy voting card has been revised accordingly.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Daniel E. Burton of Morgan Stanley at (212) 296-6980 (tel) or (212) 507-8599 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss